Filed by BCE Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bell Aliant Inc.

Commission File No.: 333-198160

BCE completes Bell Aliant privatization, invests in Bell Aliant brand and Atlantic Canada

•	Dan McKeen named Vice Chair, Bell Aliant as the Atlantic team continues to serve customers in New Brunswick, Newfoundland and Labrador, Nova Scotia and PEI

•	Former Bell Aliant Chief Financial Officer Glen LeBlanc to become CFO of BCE and Bell Canada in 2015

•	Bell Aliant director and Maritime Travel CEO Robert Dexter joins BCE Board of Directors

•	BCE has committed $2.1 billion in capital investment for broadband fibre and mobile network expansion across Atlantic Canada over the next 5 years

MONTRÉAL and HALIFAX, November 3, 2014 – BCE Inc. (TSX, NYSE: BCE) today announced the successful completion of its privatization of Bell Aliant and the integration of its Atlantic Canada affiliate into BCE’s national operations beginning today.

BCE also announced Dan McKeen as its new Atlantic regional leader and the appointment of respected business executive and former Bell Aliant director Robert Dexter to the BCE Board of Directors.

“BCE warmly welcomes Atlantic Canada’s leading communications company to our national team. Together, we’ll accelerate our strategy of customer-focused broadband network and service investment that has transformed the Bell brand,” said George Cope, President and CEO of BCE Inc. and Bell Canada. “BCE is focused on delivering results for our customers, shareholders and team, and that’s what this transaction is all about. Today, Bell just got better.”

Investing in Atlantic Canada

With a commitment to deliver world-class broadband communications products and customer service to Atlantic Canadians, Halifax-based Bell Aliant will continue to provide customers in New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island with leading TV, Internet, home phone and business services.

BCE plans to invest $2.1 billion across all 4 Atlantic provinces over the next 5 years as part of its extensive rollout of broadband wireline and wireless networks for consumers and business customers. This includes continued deployment of mobile 4G LTE service throughout the region, with more than 100 small towns and rural locations to benefit from enhanced 4G mobile service by the end of 2015. As part of its national strategy to open new Canadian call centres, Bell announced 2 new centres in New Brunswick that will bring 700 more jobs into the Bell team.

“In a competitive marketplace, BCE is committed to delivering the latest communications innovations to our customers as quickly, widely and efficiently as possible. Bringing Bell Aliant fully into the national BCE organization enhances our broadband growth and leadership strategy by aligning network capital investments, broadening our national service capabilities, and increasing our operational efficiency,” said Mr. Cope.”

BCE announced today that Dan McKeen has been named to the newly created positions of Vice Chair, Bell Aliant and Senior Vice President, Residential Services, Bell Aliant. Formerly Bell Aliant’s Senior VP, Customer Solutions in charge of marketing, sales and customer contact centres, Mr. McKeen will lead Bell’s Atlantic presence from the Halifax headquarters of Bell Aliant.

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As announced on October 14, 2014, Glen LeBlanc, formerly Chief Financial Officer of Bell Aliant, will become CFO of BCE and Bell Canada when BCE’s current Chief Financial Officer Siim Vanaselja retires in the second quarter of 2015. Until then, Mr. LeBlanc will serve as BCE’s Senior Vice President, Finance.

Robert Dexter joins the BCE board

The Board of Directors of BCE today announced the appointment of Robert Dexter, QC, as a director of BCE Inc. and Bell Canada. Formerly a director of Bell Aliant, Mr. Dexter will also serve as a member of BCE’s Audit Committee and Pension Fund Committee.

“We’re very pleased that a respected business leader of Rob Dexter’s calibre has accepted our invitation to join the Board,” said Tom O’Neill, Chair of the Board of BCE and Bell Canada. “Our shareholders will be well served by his extensive experience in the communications sector, in corporate governance, and in the Atlantic Canada business and legal community.”

Mr. Dexter is Chairman and Chief Executive Officer of Maritime Travel Inc. and Chairman of Sobeys Inc. and Empire Company Limited. Mr. Dexter has extensive experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant and later the Bell Aliant boards. Mr. Dexter is also a director of High Liner Foods Inc., Wajax Corporation and counsel to the law firm Stewart McKelvey.

Privatization of Bell Aliant completed

On July 23, 2014, BCE announced it would privatize its Bell Aliant affiliate by acquiring the interest of public minority shareholders for consideration of approximately $3.95 billion. The transaction has now formally closed as BCE acquired the remaining 12,012,892 Bell Aliant common shares through a compulsory acquisition effective October 31, 2014 and now owns 100% of Bell Aliant common shares.

Former Bell Aliant common shareholders who did not tender to BCE’s common share offer and whose shares were therefore acquired by BCE through the compulsory acquisition can make an election prior to 5:00 pm Eastern on November 10, 2014 to receive consideration per common share of either (a) $31.00 in cash, subject to pro-ration; (b) 0.6371 of a BCE common share, subject to pro-ration; or (c) $7.75 in cash and 0.4778 of a BCE common share. Common shareholders who do not make a valid election prior to the election deadline will be deemed to have elected to receive $7.75 in cash and 0.4778 of a BCE common share.

Following the election deadline, pro-ration information for the common shares acquired pursuant to the compulsory acquisition will be available at BCE.ca/Investors/shareholder-info/bell-aliant-privatization.

Common shareholders must deliver their share certificates and a properly completed letter of transmittal to CST Trust Company, at the office specified in the Notice of Compulsory Acquisition dated October 10, 2014, in order to receive payment. The Notice of Compulsory Acquisition and accompanying letter of transmittal are available on Bell Aliant’s SEDAR profile at www.sedar.com and BCE’s EDGAR profile at www.sec.gov.

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As a result of the amalgamation of Bell Aliant Preferred Equity Inc. (TSX: BAF) (Prefco), which was approved by preferred shareholders on October 31, 2014 and became effective November 1, 2014, Prefco became a wholly owned subsidiary of Bell Aliant.

Bell Aliant common shares were de-listed from the Toronto Stock Exchange (TSX) on October 31, 2014 and the Bell Aliant preferred shares will be delisted from the TSX at the close of trading today.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, the nature and value of investments expected to be made in Atlantic Canada over the next 5 years, our network deployment plans, certain strategic and financial benefits expected to result from the Bell Aliant privatization, the integration of Bell Aliant into BCE’s national operations, the termination of Bell Aliant’s and Prefco’s reporting issuer obligations, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian and United States securities laws.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 3, 2014 and, accordingly, are subject to change after such date. Except as may be required by applicable Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.

The value of investments expected to be made in Atlantic Canada over the next 5 years assumes that investments will continue at current levels. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual investments made in Atlantic Canada could materially differ from current expectations. In addition, there can be no assurance that the strategic and financial benefits expected to result from the Bell Aliant privatization will be fully realized. Achieving such anticipated benefits depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. There can be no assurance that such consolidation and integration will be successful.

For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE’s 2013 annual MD&A dated March 6, 2014 (included in BCE’s 2013 Annual Report), as updated in BCE’s 2014 first quarter MD&A dated May 5, 2014 and BCE’s 2014 second quarter MD&A dated August 6, 2014 , filed with the Canadian securities regulatory authorities and with the SEC, and which are also available on BCE’s website at BCE.ca.

Notice to U.S. Security Holders

This press release shall not constitute an offer to sell or a solicitation of an offer to buy common shares of BCE, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. BCE has filed a Registration Statement on Form F-8 with the SEC in respect of its acquisition of the common shares of Bell Aliant. This press release is not a substitute for the Registration Statement or any other

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documents that BCE has filed or may file with the SEC or has sent or may send to shareholders in connection with the compulsory acquisition. BEFORE MAKING ANY DECISIONS IN RESPECT OF THE COMPULSORY ACQUISITION, COMMON SHAREHOLDERS OF BELL ALIANT ARE URGED TO READ THE REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPULSORY ACQUISITION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You will be able to obtain a free copy of the Registration Statement and other filings containing information about BCE at the SEC’s website at www.sec.gov.

About BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell Canada and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

Bell Let’s Talk promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

BCE

Jean Charles Robillard

(514) 870-4739

jean_charles.robillard@bell.ca

Bell Aliant

Jennifer MacIsaac

(902) 225-3704

jennifer.macisaac@bellaliant.ca

Investor inquiries:

Thane Fotopoulos

BCE Investor Relations

(514) 870-4619

thane.fotopoulos@bell.ca

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